

14005356

No Act
PE 1/7/14



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2014

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: The Dow Chemical Company
Incoming letter dated January 7, 2014

Dear Mr. Mueller:

This is in response to your letter dated January 7, 2014 concerning the shareholder proposal submitted to Dow by Kenneth Steiner. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

February 7, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Dow Chemical Company
Incoming letter dated January 7, 2014

The proposal requests that the board undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting.

We are unable to concur in your view that Dow may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Dow may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Norman von Holtzendorff
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

Client: 22013-00029

January 7, 2014

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The Dow Chemical Company*
Stockholder Proposal of Kenneth Steiner
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, The Dow Chemical Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Stockholders (collectively, the "2014 Proxy Materials") a stockholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from Kenneth Steiner (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with giving shareholders the fullest power to act by written consent in accordance with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

A copy of the Proposal, the Supporting Statement and related correspondence with the Proponent is attached hereto as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff consistently has taken the position that a stockholder proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its stockholders "would not know with any certainty what they are voting either for or against"); *Fuqua Industries, Inc.* (avail. Mar. 12, 1991) (Staff concurred with exclusion under Rule 14a-

8(i)(3) where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal").

The Staff has on numerous occasions concurred in the exclusion of stockholder proposals under Rule 14a-8(i)(3) where such proposals use inconsistent language and fail to provide any guidance as to how such inconsistencies should be resolved. For example, in *Bank of America Corp.* (avail. Mar. 12, 2013), the Staff concurred in the exclusion of a proposal that requested the formation of a committee to explore "extraordinary transactions that could enhance stockholder value, including but not limited to an extraordinary transaction resulting in the separation of one or more of [the company's] businesses." The company successfully argued that the proposal used "ambiguous and inconsistent language" providing for "alternative interpretations" but failed "to provide any guidance as to how the ambiguities should be resolved." In particular, the company noted that the proponent's definition of an extraordinary transaction as one "for which stockholder approval is required under applicable law or stock exchange listing standard" was inconsistent with examples of so-called extraordinary transactions throughout the proposal and the supporting statement. In light of this inconsistent language, the Staff agreed that Bank of America could exclude the proposal under Rule 14a-8(i)(3) as vague and indefinite. *See also Jefferies Group, Inc.* (avail. Feb. 11, 2008, *recon. denied* Feb. 25, 2008) (concurring that a proposal was excludable where the resolved clause sought an advisory vote on the company's executive compensation policies, yet the supporting statement and the proponent stated that the effect of the proposal would be to provide a vote on the adequacy of the compensation disclosures); *The Ryland Group, Inc.* (avail. Feb. 7, 2008) (same).

The Staff also has concurred in the exclusion of a stockholder proposal under Rule 14a-8(i)(3) when implementing the proposal would not have the effect that the proposal says it will, including when relevant facts not addressed on the face of the proposal would curtail or otherwise affect the implementation or operation of the proposal. For example, in *USA Technologies, Inc.* (avail. Mar. 27, 2013), the proposal asked the company's board of directors to "adopt a policy" requiring that the chairman of the board be an "independent director who has not served as an executive officer of the [c]ompany." The company argued that its bylaws required that "[t]he chairman of the board shall be the chief executive officer of the corporation" and that the proposal therefore was vague because it did "not request the [b]oard to make any modification or amendment to . . . the [c]ompany's bylaws or even refer to the resulting direct conflict between the [p]roposal and the bylaws." The Staff concurred that the proposal could be excluded, noting that, "in applying this particular proposal to [the company], neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Similarly, in *The Dow Chemical Co.* (avail. Jan. 31, 2008), the proposal requested that the Company amend its "bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting." The company argued that the applicable state law did not affirmatively provide any stockholder right to call special meetings, nor did it set any default "standard" for such stockholder-called meetings. As a result, it was impossible to compare restrictions on a stockholder's ability to call a special meeting with a non-existent "standard allowed by applicable law." The Staff concurred that the proposal was excludable as vague and indefinite and therefore could be excluded under Rule 14a-8(i)(3). *See also JPMorgan Chase & Co.* (avail. Jan. 31, 2008) (same); *General Electric Co. (Freeda)* (avail. Jan. 21, 2011) (concurring in the exclusion of a proposal to make certain changes to "[a]ll incentive awards to a senior executive whose performance measurement period . . . is one year or shorter" when the company argued that the only incentive plan awards that it granted were based on measurement periods of more than one year); *General Electric Co.* (avail. Jan. 6, 2009) (concurring in the exclusion of a proposal seeking a policy that any director receiving "more than 25% in withheld votes . . . will not serve on any key board committee" because the company's certificate of incorporation imposed a majority voting standard for director elections, such that the company's proxy card did not include a "withhold" option); *SunTrust Banks, Inc.* (avail. Dec. 31, 2008) (concurring that a proposal could be excluded when it sought to impose executive compensation limitations with no duration stated for the limitations, but where correspondence from the proponent indicated an intended duration).

As with the Staff precedent cited above, the Proposal includes inconsistent language as to the effect of the Proposal and, if implemented, its operation will be impacted by factors not evident from the face of the Proposal. The Proposal requests that the Company's Board of Directors (the "Board") take steps "to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting." The Proposal also states that the Proposal "includes shareholder ability to initiate *any* topic for written consent consistent with applicable law" (emphasis added). These statements in the Proposal are inconsistent because implementing a right for stockholders to act through the written consent process, as opposed to solely at a stockholders' meeting, would *not* entitle stockholders to "initiate any topic . . . consistent with applicable law."[1] Implementing written consent, even written consent with no procedural restrictions and no carved-out actions where stockholders could act through a vote at a meeting but not through written consent, would not impact the substantive matters upon which stockholders are and are not entitled to act.

Several provisions of the Delaware General Corporation Law (the "DGCL"), which is the applicable state law since the Company is a Delaware corporation, demonstrate this point. For example, under the DGCL, the number of a company's directors is to be set "by, or in the manner provided in, the bylaws" unless the certificate of incorporation provides otherwise. *See* DGCL § 141(b). Therefore, while applicable law would permit the Company's stockholders to set the

---

[1] The Staff and the Proponent have consistently interpreted such references to "applicable law" to refer to applicable state corporate law. *See The Dow Chemical Co. (avail. Jan. 31, 2008)* and *JPMorgan Chase & Co. (avail. Jan. 31, 2008), supra.*

number of directors on the Board through their power to amend the Bylaws, the Company's Certificate of Incorporation restricts that right by providing that the Company's directors shall have the right to set the number of directors on the Board,[2] and this would not change even if the Company implemented the Proposal by taking the steps necessary to authorize action by written consent. Thus, even if the Company were to seek and obtain stockholder approval to amend the Certificate of Incorporation to authorize action by written consent, stockholders would not be able to initiate a change in the size of the Board by written consent, notwithstanding the assertion in the Proposal that its implementation will provide stockholders the ability to initiate any topic for written consent consistent with applicable law.

Likewise, the DGCL provides that certain types of mergers (such as a merger with a single direct or indirect wholly-owned subsidiary) do not require the approval of stockholders unless the company's certificate of incorporation provides otherwise. *See* DGCL § 251(g). However, the Company's Certificate of Incorporation does not grant stockholders the authority to vote on such mergers, even though applicable law provides that stockholders can be given this power. Again, amending the Company's Certificate of Incorporation to grant stockholders the power to act by written consent would not authorize stockholders to act on such mergers by written consent, yet the Proposal does not acknowledge this fact.

As a third example, the DGCL provides that "[t]he authorization or consent of stockholders to the mortgage or pledge of a corporation's property and assets shall not be necessary, except to the extent that the certificate of incorporation otherwise provides." See DGCL § 272. Similar to the above discussion, the Company's Certificate of Incorporation does not grant stockholders the authority to vote on mortgages or pledges of the Company's property and assets, even though applicable law provides that stockholders can be given this power. Thus, as with the example above, giving the Company's stockholders full power to act on these matters by written consent involves significant changes to the Company's Certificate of Incorporation that are not described or alluded to in the Proposal.

In all these examples, the DGCL allows stockholders to have certain powers, but granting stockholders those powers would require amendments to the Company's Certificate of Incorporation and Bylaws in a manner that would not be effected by authorizing action by written consent, yet similar to the *USA Technologies* proposal, the Proposal does not acknowledge this fact. Such amendments would be unrelated to written consent—they would be amendments to the substantive areas in which stockholders can act—and are not requested in the Proposal. As a

[2] Section 5.2 of the Company's Certificate of Incorporation states:

> The number of directors constituting the entire Board of Directors shall be not less than six nor more than twenty-one, as authorized from time to time exclusively by a vote of a majority of the entire Board of Directors.

result, in applying this particular proposal to the Company, it is inherently false and misleading for the Proposal to assert that "This written consent is to be consistent with giving shareholders the fullest power to act by written consent in accordance with applicable law" and that the effect of the Proposal "includes shareholder ability to initiate any topic for written consent consistent with applicable law." If the Proposal were included in the 2014 Proxy Materials, the Company's stockholders voting on the Proposal would not have any reasonable certainty as to the actions or measures upon which they would be voting. Accordingly, the Proposal is excludable under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, or Amy E. Wilson, the Company's Assistant Secretary and Senior Managing Counsel, at (989) 638-2176.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Amy E. Wilson, The Dow Chemical Company
Kenneth Steiner
John Chevedden

101653899.3

EXHIBIT A

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Andrew N. Liveris
Chairman of the Board
The Dow Chemical Company (DOW)
2030 Dow Ctr
Midland MI 48674
Phone: 989 636-1000

Dear Mr. Liveris,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 *** at:

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner
Rule 14a-8 Proponent since 1995

10-14-13
Date

cc: Charles J. Kalil
Corporate Secretary
Amy E. Wilson <aewilson@dow.com>
FX: 989-638-1740
Kimberly S. Birch <KSBirch@dow.com>
Certified Paralegal
PH: 989-636-2270
FX: 989-638-1740

[DOW: Rule 14a-8 Proposal, November 5, 2013]

Proposal 4* – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with giving shareholders the fullest power to act by written consent in accordance with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

Wet Seal (WTSLA) shareholders successfully used written consent to replace certain underperforming directors in 2012. This proposal topic also won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint.

This proposal would empower shareholders by giving them the ability to effect change at our company without being forced to wait until an annual shareholder meeting. Shareholders could replace a director using action by written consent. Shareholder action by written consent could save our company the cost of holding a physical meeting between annual meetings.

Please vote to protect shareholder value:

Right to Act by Written Consent – Proposal 4*

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***



Post-it® Fax Note 7671	Date 11-8-13	# of pages ▶
To Amy Wilson	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 989-638-1740	Fax #	

November 8, 2013

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 *** TD Ameritrade Clearing, Inc DTC #0188

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this letter serves as confirmation that, since September 9, 2012, you have continuously held at least 500 shares each of, Verizon Communications Com (VZ), Valley national Bancorp Com (VLY), Pepsico Inc Com (PEP), Windstream Holdings Inc Com (WIN), Bristol-Myers Squibb Com (BMY), Baxter International Inc (BAX), Dow Chemical Com (DOW), Bank of America Corp (BAC), and Citigroup Inc (C).

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Andrew P Haag
Resource Specialist
TD Ameritrade

TDA 5380 L 09/13

200 South 108th Ave,
Omaha, NE 68154

www.tdameritrade.com



The Dow Chemical Company
Midland, Michigan 48674
USA

November 18, 2013

<u>VIA OVERNIGHT DELIVERY</u>
Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I am writing on behalf of The Dow Chemical Company (the "Company"), which on November 5, 2013, received from you a stockholder proposal entitled "Proposal 4* - Right to Act by Written Consent" for inclusion in the proxy statement for the Company's 2014 Annual Meeting of Stockholders (the "Proposal"). The e-mail you submitted included a letter, dated October 14, 2013, purportedly appointing you and/or your designee as Kenneth Steiner's proxy to submit the Proposal on his behalf pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8. However, Rule 14a-8 does not provide for a stockholder to submit a stockholder proposal through the use of a proxy such as that purportedly provided by Mr. Steiner. Instead, Rule 14a-8 specifically provides that references throughout the rule to "you" mean "a shareholder." Accordingly, if Mr. Steiner is the proponent of the Proposal, we believe that your submission does not satisfy Rule 14a-8, and Mr. Steiner must submit the Proposal to the Company in accordance with the procedures set forth in Rule 14a-8 (including submitting proof of continuous ownership of Company stock for the one-year period preceding and including the date Mr. Steiner then submits the Proposal to the Company).

If instead you are the proponent of the Proposal, then please be advised that the Proposal contains certain procedural deficiencies as described below, which SEC regulations require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provides that a stockholder proponent (the "Proponent") must submit sufficient proof of continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (November 5, 2013). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 5, 2013); or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 5, 2013).

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 5, 2013). You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (November 5, 2013), the requisite number of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

Further, under Rule 14a-8(b) of the Exchange Act, a proponent must provide the Company with a written statement that he or she intends to continue to hold the requisite number of shares through the date of the stockholders' meeting at which the Proposal will be voted on by the stockholders. If you are the Proponent, you must remedy this defect by submitting a written statement that you intend to continue holding the requisite number of Company shares through the date of the Company's 2014 Annual Meeting of Stockholders.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at The Dow Chemical Company, Office of the Corporate Secretary, 2030 Dow Center, Midland, MI 48674. Alternatively, you may transmit any response by facsimile to me at (989) 638-1740.

If you have any questions with respect to the foregoing, please contact me at (989) 638-2176. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Amy E. Wilson
Assistant Secretary and
Senior Managing Counsel

cc: Kenneth Steiner

Enclosures



Post-it® Fax Note 7671	Date 11-22-13	# of pages ▸
To Amy Wilson	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 989-638-1740	Fax #	

November 21, 2013

Kenneth Steiner
*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 *** in TD Ameritrade Clearing, Inc DTC #0188

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this letter serves as confirmation that since October 1, 2012, you have continuously held no less than 500 shares each of McGraw Hill Financial Inc Com (MHFI) and Dow Chemical Com (DOW) in the above referenced account.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Jill Flores

Jill Flores
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, November 26, 2013 7:00 PM
To: Wilson, Amy (AE)
Cc: Birch, Kimberly (KS)
Subject: Rule 14a-8 Proposal (DOW)

Dear Ms. Wilson, Although not believed to be necessary the attachment is provided as a special accommodation to the company.
Sincerely,
John Chevedden

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Ms. Amy E. Wilson
The Dow Chemical Company (DOW)
2030 Dow Ctr
Midland MI 48674
Phone: 989 636-1000
cc: Charles J. Kalil
Corporate Secretary
FX: 989-638-1740
aewilson@dow.com

Post-it® Fax Note 7671	Date 11-26-13 # of pages ▸
To Amy Wilson	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16
Fax # 989-638-1740	Fax #

Dear Ms. Wilson,

This is to respond to the company letter within the 14-days specified.
The rule 14a-8 proposal:
[DOW: Rule 14a-8 Proposal, November 5, 2013]
Proposal 4* – Right to Act by Written Consent
was submitted using a method in use for at least 15-years for rule 14a-8 proposals. This is to reconfirm the cover letter and proposal. I am the sole proponent of this proposal. This additional confirmation is believed unnecessary and is forwarded as a special accommodation for the company.

Sincerely,



Kenneth Steiner

11-26-13
Date

cc: Kimberly S. Birch <KSBirch@dow.com>
Certified Paralegal
PH: 989-636-2270
FX: 989-638-1740